                                                                EXHIBIT (a)(iii)


October 28, 2003


Dear Shareholder:

         On behalf of your Board of Directors, I am writing to tell you of a Special Meeting of HFB Financial Corporation planned to be held in the fourth quarter of this year or early next year. At that meeting, you will consider an important transaction that will result in the termination of the registration of HFB Financial's common stock with the Securities and Exchange Commission.

         A corporate reorganization commonly known as a "going private" transaction has been approved by your Board of Directors. If after completing the transaction there are fewer than 300 shareholders of record, HFB Financial intends to deregister its common stock with the Securities and Exchange Commission and become a private company. We believe that by becoming a private company we will save an estimated $150,000 per year, which represents our estimated cost of being a public company. The costs of being a public company have increased each year and we anticipate that those costs will continue to increase significantly.

         In order to accomplish this, we have chartered a corporation which will merge into HFB Financial Corporation. As a result of the merger, shareholders who own fewer than 250 shares will receive cash for their shares in the amount of $22.75 per share. Shareholders who own 250 or more shares will continue to be shareholders of HFB Financial Corporation. We currently have 1,301,101 shares outstanding and held of record by approximately 400 shareholders. Of those shares, approximately 20,589 shares, representing 1.6% of the outstanding shares, are owned by approximately 177 shareholders who own fewer than 250 shares.

         The Board of Directors believes the "going private" transaction is consistent with its vision of maintaining an independent community bank providing quality financial services through Home Federal Bank Corporation to our customers. The Board believes that the cost of being a "public" company is not justified by the benefits given the lack of trading activity in the company's stock. Prior to the Special Meeting, all shareholders will receive a detailed proxy statement and other information that will fully describe the merger and its impact on each shareholder. We encourage you to read the proxy statement when you receive it. This letter and the accompanying press release are subject to the more detailed information in the proxy statement.

         We are looking forward to the Special Meeting and hope to see you there.

Sincerely yours,

/s/ David B. Cook

David B. Cook
President & Chief Executive Officer
Enclosure

DATE: OCTOBER 28, 2003
FOR IMMEDIATE RELEASE
CONTACT: HFB FINANCIAL CORPORATION MIDDLESBORO, KENTUCKY
         DAVID B. COOK, (606) 248-1095

              HFB FINANCIAL CORPORATION PROPOSES PLAN TO TERMINATE
            REGISTRATION OF ITS COMMON STOCK WITH THE SECURITIES AND
                               EXCHANGE COMMISSION

         MIDDLESBORO, Kentucky - The Board of Directors of HFB Financial Corporation announced today that it has entered an agreement and plan of merger with a wholly-owned subsidiary that will result in the termination of the registration of its common stock with the Securities and Exchange Commission.

         Under the terms of the agreement, which is subject to shareholder approval, it is anticipated that approximately 20,589 shares, representing 1.6% of HFB Financial's outstanding common stock, will be converted into the right to receive cash. Shareholders owning less than 250 shares of the company's common stock will be entitled to receive $22.75, in cash, for each share they own at the effective time of the merger. Shareholders owning 250 shares or more will continue to hold their shares after the merger. After the merger, HFB Financial common stock will no longer be traded on the NASDAQ SmallCap Market and consequently continuing shareholders may experience increased difficulty in selling their shares. HFB Financial does anticipate, however, that quotes for its common stock will be available through the "Pink Sheets." In addition, HFB Financial will attempt to provide shareholders with liquidity following the merger by considering repurchases of its shares, subject to, among other things, the discretion of the board of directors and the financial condition and results of operations of the company.

         The proposed transaction is anticipated to reduce the number of shareholders of record to approximately 222 shareholders. As a result, HFB Financial will no longer be subject to the annual and periodic reporting and related requirements under the federal securities laws that are applicable to public companies. It is anticipated that HFB Financial will save approximately $150,000 a year, which represents its estimated cost of being a public company, through the termination of the registration of its common stock with the SEC. The Board of Directors believes that the cost of being a "public" company is not justified by the limited benefits given its lack of active trading activity. Further, the strategic vision and direction by the Board of Directors is to maintain an independent company providing financial services to its marketplace, through Home Federal Bank Corporation.

         HFB Financial plans to hold the special shareholders' meeting and to consummate the proposed transaction during the fourth quarter of this year or early next year.

         Professional Bank Services, Inc., Louisville, Kentucky, has served as financial advisor to the Board of Directors.

         HFB Financial will file a proxy statement with the SEC providing important details of the merger agreement and the merger. HFB Financial plans to mail to each shareholder a proxy statement about the proposed transaction, and shareholders are advised to read the proxy statement carefully when it becomes available because it will contain important information. Shareholders may obtain free copies of the proxy statement (when available) and other documents filed by HFB Financial at the SEC's website, www.sec.gov. Free copies of the proxy statement will also be available from the company by directing requests to the attention of Earl Burchfield, HFB Financial Corporation, 1602 Cumberland Ave, Middlesboro, Kentucky 40965. HFB Financial, its directors and certain executive officers may be deemed under the rules of the SEC to be "participants in the solicitation" of proxies from the shareholders of HFB Financial in favor of the merger agreement. Information about the directors of executive officers of HFB Financial and their ownership of HFB Financial common stock is set forth in the proxy statement for HFB Financial 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14C. Additional information regarding the interests of the "participants in the solicitation" may be obtained by reading the proxy statement relating to the merger agreement and the merger when it becomes available.

         HFB Financial is a bank holding company and its banking subsidiary, Home Federal Bank Corporation, offers traditional banking services in its market area. HFB Financial is headquartered in Middlesboro, Kentucky and has four branch offices.

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